U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER
                                            0-19407
                                            CUSIP NUMBER
                                            517923-10-8
(Check One):
|X| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
| | Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:  3/31/96

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
         For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
         Full Name of Registrant
         Laser-Pacific Media Corporation

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number) City, State and Zip Code

809 N. Cahuenga Blvd.
Hollywood CA  90038

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant's independent auditors have failed to complete materials necessary for inclusion in Form 10K on schedule. Registrant anticipates that this material may not be available by the due date of Form 10-Q.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification
John C. Bagley
213/462-6266

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    |_| Yes   |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         Laser-Pacific Media Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Laser-Pacific Media Corporation

By:__/s/Robert McClain___________________________________________________
Robert McClain    Vice President and Chief Financial Officer

Date: March 27, 1997